EXHIBIT 99.1


Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Telkom Board announces that Sizwe Nxasana, CEO, will not be renewing his service contract

Nomazizi Mtshotshisa, Chairman of Telkom SA Limited, announces that the Board has accepted Sizwe Nxasana's intention not to renew his service contract which expires on 31 December 2005.

In accordance with Telkom's succession plan, the service contract requires a minimum notice period of 6 months. During this period Sizwe will continue his functions as CEO of Telkom whilst the board finalises the appointment of his successor. Sizwe will work closely with the new CEO to ensure an orderly handover of his responsibilities prior to his departure.

Sizwe, who has been the CEO at Telkom since April 1998, has seen the Company through a number of challenges including the successful initial public offering on the JSE Securities Exchange, South Africa and NYSE.

Nomazizi has extended her sincere thanks to Sizwe for his significant contribution to the success of the company and supports his decision to explore new challenges.

Johannesburg
25 April 2005